                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                ----------------

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 7)

                               Giant Group, Ltd.
                               -----------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  374503 1 10 0
                     --------------------------------------
                                 (CUSIP Number)

                                Andrew F. Puzder
                  Executive Vice President and General Counsel

                       Fidelity National Financial, Inc.
                            17911 Von Karman Avenue
                           Irvine, California  92714
                              Tel. (714) 622-5000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copies to:

                            Lawrence Lederman, Esq.
                        Milbank, Tweed, Hadley & McCloy
                           One Chase Manhattan Plaza
                           New York, New York  10005
                              Tel.  (212) 530-5000

                                January 29, 1996
                                ----------------
            (Date of Event Which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement / /.

                              Page 1 of 8 Pages

                           Exhibit Index on Page 7


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                                  SCHEDULE 13D

CUSIP NO.:  374503 1 10 0
(1)       NAME OF REPORTING PERSON:

          Fidelity National Financial, Inc.

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          IRS No. 86-0498599

(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)         [ ]
          (b)         [ ]

(3)       SEC USE ONLY


(4)       SOURCE OF FUNDS:  WC

(5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e) [ ]

(6)       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

          (7)         SOLE VOTING POWER:  650,489(1)

          (8)         SHARED VOTING POWER:  0

          (9)         SOLE DISPOSITIVE POWER:  650,489(1)

          (10)        SHARED DISPOSITIVE POWER:  0

(11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          650,489(1)

(12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [x]

(13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  14.5(2)

(14)      TYPE OF REPORTING PERSON:  CO





----------------------

(1) Fidelity disclaims beneficial ownership of 10,000 shares of Common Stock held by William P. Foley, II. Mr. Foley owns 21.7% of the outstanding common stock of Fidelity and he is the Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity.

(2) Based upon 4,478,385 shares of Common Stock outstanding as of January 10, 1996, as disclosed in the Company's press release dated January 12, 1996.



                               Page 2 of 8 Pages

CUSIP NO.:  374503 1 10 0
(1)       NAME OF REPORTING PERSON:

          William P. Foley, II

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          IRS No. ###-##-####

(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)         [ ]
          (b)         [ ]

(3)       SEC USE ONLY


(4)       SOURCE OF FUNDS:  PF

(5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e) [ ]

(6)       CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

          (7)         SOLE VOTING POWER:  10,000(3)

          (8)         SHARED VOTING POWER: 0

          (9)         SOLE DISPOSITIVE POWER:  10,000(3)

          (10)        SHARED DISPOSITIVE POWER: 0

(11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          10,000(3)

(12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [x]

(13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  .2(4)

(14)      TYPE OF REPORTING PERSON:  IN





---------------------

(3) Mr. Foley disclaims beneficial ownership of 650,489 shares of Common Stock held by Fidelity. Mr. Foley owns 21.7% of the outstanding common stock of Fidelity, and he is Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity.

(4) Based upon 4,478,385 shares of Common Stock outstanding as of January 10, 1996, as disclosed in the Company's press release dated January 12, 1996.




                               Page 3 of 8 Pages

          This Amendment No. 7 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on December 8, 1995, as heretofore amended (the "Schedule 13D"), with respect to the common stock, par value $0.01 per share, of Giant Group, Ltd. (the "Common Stock"), a corporation having its principal executive offices located at 150 El Camino Drive, Suite 303, Beverly Hills, California 90212 (the "Company"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

          Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 of the Schedule 13D is hereby amended to add the following:

          (G) Fidelity made a demand, pursuant to Section 220 of the Delaware General Corporation Law and the common law of Delaware, to inspect and make copies or extracts of the Company's stockholder list and certain other information at the offices of the Company no later than 11:00 AM on January 31, 1996 (the "Fidelity Demand"). The Fidelity Demand was delivered to the Company's registered agent in the State of Delaware on January 26, 1996 and was hand-delivered to the Company at its principal office on January 29, 1996. The purpose of the Fidelity Demand is to enable Fidelity to communicate with other stockholders of the Company in connection with matters of common interest relative to the affairs of the Company, including without limitation, communicating with stockholders regarding the Company's (1) adoption of the Rights Plan, (2) purchases of the Common Stock on and since January 4, 1996 and
(3) proposed Exchange Offer.

          (H) Rally's issued a press release on Monday, January 29, 1996
(the "Senior Note Repurchase Press Release"), announcing that it had repurchased, at the market closing price on January 26, 1996, in two transactions, $22 million face value of the Senior Notes from the Company. The first transaction involved the repurchase of $16 million face value of the Senior Notes for $11.1 million in cash. The second transaction involved the purchase of $6 million face value of the Senior Notes in exchange for a $4.1 million short term note issued by Rally's to the Company bearing interest at prime rate. A copy of the Senior Note Repurchase Press Release is attached as
Exhibit 99.6 hereto and is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 of the Schedule 13D is hereby amended to add the following:

          99.6 Senior Note Repurchase Press Release issued by Rally's on January 29, 1996 as reported by the PR Newswire Association, Inc.





                               Page 4 of 8 Pages
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                                   SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 1996
                                        FIDELITY NATIONAL FINANCIAL, INC.



                                        By:  /s/  WILLIAM P. FOLEY, II
                                           ------------------------------
                                           Name:  William P. Foley, II
                                           Title: Chairman of the Board and
                                                  Chief Executive Officer





                               Page 5 of 8 Pages
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                                   SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 1996



                                                       WILLIAM P. FOLEY, II
                                                   ----------------------------
                                                       William P. Foley, II





                               Page 6 of 8 Pages
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                                 EXHIBIT INDEX
                                 -------------


         99.6    Senior Note Repurchase Press Release issued by Rally's on
                 January 29, 1996 as reported by the PR Newswire
                 Association, Inc.                                              Page 8





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